FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

June 21, 2007

Item 3.	News Release
The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

June 21, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to announce that it has fulfilled the terms of its option agreement with Mill City Gold Corp (“Mill City”) relating to the Company’s right to earn an undivided 60% interest in the 28 square-mile Pony Creek/Elliott Dome property (the “Property”) located on the Carlin Trend in north central Nevada.

Under the terms of the option agreement with Mill City, dated April 14, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed Grandview that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by Grandview. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of Grandview’s earn in, immediately converts Grandview’s 60% interest to an 80% interest in the Property.

Grandview President and CEO Paul Sarjeant is very pleased by the Company’s progress on the Property and views its increased interest position as a significant benefit to shareholders. “The Carlin Trend is the second richest gold district in the world, next only to Witwatersrand South Africa, and our (the Company’s) presence there represents the largest consolidated parcel of Carlin Trend property not already owned by a major resource company. Already we have four major target areas in early to mid-stage development, so from our perspective, to elevate our interest to 80% is certainly significant,” says Sarjeant.

The Grandview exploration team is currently on the ground at the Property conducting mapping and sampling and the Company has permitting in place to commence drilling in July, 2007. The Company has contracted Lange Drilling and plans to complete approximately 20,000 feet of RC (reverse circulation) drilling over four targets areas including the newly defined Red Rock target, Pony Creek West, Pony Creek South and Pony Creek North. The Company believes that RC drilling is the most cost-effective way to test

Grandview Gold Inc.

target models at shallower depths before commencing more costly diamond drilling. Other work plans for the Property this field season include ongoing mapping and sampling of primary target areas and surrounding areas as well as geophysical infill at Red Rock and Elliott Dome.

The new Red Rock primary target area has been identified by consulting geologists Stanley Keith, M.Sc. Geo and Monte Swan, M.Sc. Geo as a typical Rain-type high grade gold occurrence at a target depth of approximately 1200-1800 feet, located at the south end of the Pony Creek property. For more information on the Red Rock target see Grandview’s news release dated May 10, 2007 titled Report Confirms Favorable Stratigraphy at Rain-Type Red Rock Target.

The Pony Creek West target has seen only limited drilling (Homestake Mining in 2000). Previous drilling, more particularly hole HPCR-001 appears to have intersected favourable stratigraphy with increasing silicification and jasperoid units below 600 feet. Historical drill information indicates detectable gold values between 605 to 900 feet downhole. “We believe this target has not been fully explored and as it sits just west of our resource area and within what has been mapped as the prospective rock units we will follow this mineralized structure with the drill rig,” commented Sarjeant.

The Pony Creek North and South target areas represent areas of known mineralization and account for the 1.426 million ounce gold inferred resource identified on the property by previous operators. A National Instrument 43-101 report dated March 18th, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, prepared by Rick H. Russell MSc., a licensed geologist is available for review on www.sedar.com. Continued drilling will attempt to extend mineralization within the resource area and identify untested zones of potential.

In addition to the four target areas identified for exploration this 2007 field season, the Company intends to explore for and possibly identify new target areas over the 28 square mile Property.

The Carlin Trend has produced more +1 million, +10 million and +20 million ounce gold deposits than all of Russia and all of China combined. The Carlin Trend hosts more than 100 million ounces of gold and has produced approximately 75 million ounces worth approximately USD$50 billion at today’s prices. The Property sits between two developed regions of the Carlin Trend – the 4-5 million ounce Rain District, and the 5 million ounce Bald Mountain District.

Item 5.	Full Description of Material Change

June 21, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to announce that it has fulfilled the terms of its option agreement with Mill City Gold Corp (“Mill City”) relating to the Company’s right to earn an undivided 60% interest in the 28 square-mile Pony Creek/Elliott Dome property (the “Property”) located on the Carlin Trend in north central Nevada.

Under the terms of the option agreement with Mill City, dated April 14, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Grandview Gold Inc.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed Grandview that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by Grandview. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of Grandview’s earn in, immediately converts Grandview’s 60% interest to an 80% interest in the Property.

Grandview President and CEO Paul Sarjeant is very pleased by the Company’s progress on the Property and views its increased interest position as a significant benefit to shareholders. “The Carlin Trend is the second richest gold district in the world, next only to Witwatersrand South Africa, and our (the Company’s) presence there represents the largest consolidated parcel of Carlin Trend property not already owned by a major resource company. Already we have four major target areas in early to mid-stage development, so from our perspective, to elevate our interest to 80% is certainly significant,” says Sarjeant.

The Grandview exploration team is currently on the ground at the Property conducting mapping and sampling and the Company has permitting in place to commence drilling in July, 2007. The Company has contracted Lange Drilling and plans to complete approximately 20,000 feet of RC (reverse circulation) drilling over four targets areas including the newly defined Red Rock target, Pony Creek West, Pony Creek South and Pony Creek North. The Company believes that RC drilling is the most cost-effective way to test target models at shallower depths before commencing more costly diamond drilling. Other work plans for the Property this field season include ongoing mapping and sampling of primary target areas and surrounding areas as well as geophysical infill at Red Rock and Elliott Dome.

The new Red Rock primary target area has been identified by consulting geologists Stanley Keith, M.Sc. Geo and Monte Swan, M.Sc. Geo as a typical Rain-type high grade gold occurrence at a target depth of approximately 1200-1800 feet, located at the south end of the Pony Creek property. For more information on the Red Rock target see Grandview’s news release dated May 10, 2007 titled Report Confirms Favorable Stratigraphy at Rain-Type Red Rock Target.

The Pony Creek West target has seen only limited drilling (Homestake Mining in 2000). Previous drilling, more particularly hole HPCR-001 appears to have intersected favourable stratigraphy with increasing silicification and jasperoid units below 600 feet. Historical drill information indicates detectable gold values between 605 to 900 feet downhole. “We believe this target has not been fully explored and as it sits just west of our resource area and within what has been mapped as the prospective rock units we will follow this mineralized structure with the drill rig,” commented Sarjeant.

The Pony Creek North and South target areas represent areas of known mineralization and account for the 1.426 million ounce gold inferred resource identified on the property by previous operators. A National Instrument 43-101 report dated March 18th, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, prepared by Rick H. Russell MSc., a licensed geologist is available for review on www.sedar.com. Continued drilling will attempt to extend mineralization within the resource area and identify untested zones of potential.

Grandview Gold Inc.

In addition to the four target areas identified for exploration this 2007 field season, the Company intends to explore for and possibly identify new target areas over the 28 square mile Property.

The Carlin Trend has produced more +1 million, +10 million and +20 million ounce gold deposits than all of Russia and all of China combined. The Carlin Trend hosts more than 100 million ounces of gold and has produced approximately 75 million ounces worth approximately USD$50 billion at today’s prices. The Property sits between two developed regions of the Carlin Trend – the 4-5 million ounce Rain District, and the 5 million ounce Bald Mountain District.

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in the major gold districts of Red Lake Ontario and Carlin Trend Nevada, as well as the emerging Rice Lake District in Manitoba.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 21st day of June 2007

Grandview Gold Inc.
"Paul Sarjeant"
Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.